Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum                          Direct Dial: 202-239-3346                              E-mail: david.baum@alston.com

June 18, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 232 to the Trust’s Registration Statement on Form N-1A, filed on May 15, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on June 16, 2015, relating to Post-Effective Amendment No. 232 to the Trust’s Registration Statement on Form N-1A filed on May 15, 2015 (PEA #232) regarding the Monte Chesapeake Macro Strategies Fund (formerly, the Mariner Managed Futures Strategy Fund)(the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General

Comment #1

Please confirm that all missing and bracketed information will be included in the definitive filing.

Response #1

The Registrant confirms that information missing from the 485(a) filing will be included in the definitive filing.

U.S. Securities and Exchange Commission

June 18, 2015

Comment #2

The cover letter mentions a written consent of shareholders to approve the changes to the Fund described in PEA #232. In your response please explain supplementally why a shareholder vote was not needed to approve these changes.

Response #2

A single shareholder of the Fund owns over 90% of the Fund’s shares, therefore, in accordance with the Fund’s Declaration of Trust and By-Laws, the changes to the Fund’s investment objective were approved by written consent of a majority of the Fund’s shareholders rather than a shareholder vote. As the Fund’s investment strategies are not fundamental, changes to those strategies did not require shareholder approval. The Fund, however, did file a supplement to its Prospectus, which was mailed to shareholders, the same day that PEA #232 was filed indicating the changes being made to the Fund and that those changes would be effective 60 days’ from the date of the supplement.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #3

Please confirm that the management fee for the Fund’s controlled foreign corporation subsidiary (“CFC” or “Subsidiary”) is included in the management fee line item for the Fund in the fee table.

Response #3

The Registrant confirms that the management fee included in management fee line item in the fee table for the Fund reflects the maximum management fee that can charged the Fund inclusive of the Subsidiary. While the Adviser has an advisory agreement with the Subsidiary (the “CFC Advisory Agreement”) to provide investment management services and is entitled to a fee for providing those services, the Adviser is required, pursuant to the CFC Advisory Agreement, to waive any fees to be charged the Subsidiary to the extent the Adviser is receiving a fee on the same assets at the Fund level. In other words, no management fee is paid at the Subsidiary level to the extent that a management fee is paid on the same assets at the Fund level. The Adviser cannot “double dip” and receive fees on the same assets at both the Fund and Subsidiary level. This is provided for in the CFC Advisory Agreement itself and is not in a separate fee waiver or expense reimbursement agreement.

Comment #4

U.S. Securities and Exchange Commission

June 18, 2015

Please define the term “Subsidiary” upon its first use in footnote 1 to the fee table and on page 4 of Prospectus.

Response #4

The Registrant has made the requested change and has made the following revisions:

Footnote 1:

(1) These expenses are based on estimated amounts for the Fund’s current fiscal year. The Fund will invest a portion of its assets in a wholly-owned Cayman subsidiary, as described below (the “Subsidiary”). “Other Expenses” include the expenses of the Subsidiary.

Revision included on Page 4:

The Fund may invest in multiple countries and frequently has significant exposure to foreign currencies and investments. The Fund may gain exposure to Futures Interest Contracts by investing in the instrument directly or indirectly by investing in a wholly-owned and controlled subsidiary, MHB Fund Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Subsidiary”) that invests in those instruments. The Fund, directly or indirectly through the Subsidiary, may also gain exposure to Futures Interest Contracts through investments in other investment companies, including exchange-traded funds or by allocating assets to a multi-strategy single portfolio manager or commodity pools (each an “Underlying Pool”), including one or more Underlying Pools managed or operated by Chesapeake Capital Corporation (“Chesapeake”). Chesapeake, as manager of one or more Underlying Pools, allocates to commodity trading advisers (each a “CTA”) – via separately managed accounts - according to the CTA’s correlation to the Underlying Pool’s overall portfolio.

Comment #5

Please include the corporate identity of the CFC.

Response #5

Please see the revised disclosure in response to Comment #4 above.

Comment #6

U.S. Securities and Exchange Commission

June 18, 2015

Please clarify in Footnote #1 to the Fee Table that the expenses of the CFC are reflected in the Other Expense line item. Also, please clarify that the CTA and CFC are different entities.

Response #6

The Registrant confirms that the “Other Expenses” line item in the Fund’s fee table includes expenses for the Subsidiary. Please see response to Comment #4 above regarding revisions clarifying that the Fund’s Subsidiary is different from any CTA.

Comment #7

Footnote 3 of the fee table states that the Adviser has agreed to waive fees or reimburse expenses through March 31, 2016 and has also agreed to waive fees or reimburse expenses at a higher rate through 2025. Please show the higher expense rate per Instruction 3(e) to Item 3 of Form N-1A because waivers or reimbursements by the Adviser do not extend for a full year from the effective date of the Prospectus.

Response #7

The Registrant has extended the period for the lower fee waiver so that it is for a period of at least a year from the effective date of the Prospectus. Please see revised Footnote 3 as follows:

(3) Pursuant to an operating expense limitation agreement between Monte Capital Group, LLC (the “Adviser”) and the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses for the Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Fund do not exceed 2.00%, 2.75%, and 1.75%, of the Fund’s average net assets, for Class A, Class C, and Class I shares, respectively, through July 31, 2016, and then 3.00%, 3.75% and 2.75% for Class A, Class C and Class I shares, respectively, adjusted annually of the average daily net assets through March 31, 2025 This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap.

Summary Section – Principal Investment Strategies

U.S. Securities and Exchange Commission

June 18, 2015

Comment #8

The first sentence under “Principal Investment Strategies” draws a distinction between securities and derivatives. As some derivatives are securities, please redraft this sentence to avoid confusion.

Response #8

The sentence has been revised as follows:

The Fund seeks to achieve its investment objectives of positive absolute return and long-term capital appreciation through exposure to global trading programs by investing in derivative instruments, equity and fixed income securities, and other instruments to establish long and short investment exposures around the world using the following principal strategies:

Comment #9

Please clarify whether “futures related instruments” are distinct from forwards and swaps as stated in the first sentence of the “Multi-Asset, Long/Short Global Macro Strategy” section.

Response #9

The disclosure has been revised as follows:

Page 4 of the Prospectus:

Multi-Asset, Long/Short Global Macro Strategy: The Fund pursues its multi-asset, long/short global macro strategy (the “Global Macro Strategy”) by investing globally across a wide range of asset classes, including equities, fixed income, currencies and commodities, utilizing a portfolio of futures, forwards, options, spot contracts and swaps (collectively “Futures Interest Contracts”), including, but not limited to, global developed and emerging market equity index futures, swaps on equity index futures, equity swaps and options on equity indices, global developed and emerging market currency forwards, commodity futures and swaps, global developed fixed income futures, and bond and interest rate futures and swaps. As a part of the Marco Strategy, the Fund may also invest in individual equity securities, specifically common stocks. The Global Macro Strategy has the flexibility to shift its allocation across these asset classes and markets around the world, based on their relative attractiveness. Furthermore, the Global Macro Strategy seeks to take advantage of market trends that are derived from various macroeconomic

U.S. Securities and Exchange Commission

June 18, 2015

and non-macroeconomic factors. The Fund may, directly or indirectly as described below, enter into both long and short positions in Futures Interest Contracts and long only positions in common stocks. The Adviser will apply its trading strategies to a spectrum of markets, asset classes (including equities, bonds, currencies, commodities) and financial instruments (such as Futures Interest Contracts, other funds and cash). The investment decisions are based on market movement and market trends that result from various factors including changes in interest rates, inflation, economic cycles and political circumstances. Once a market trend has been identified, the Adviser will establish its positions. The Fund may invest in multiple countries and frequently has significant exposure to foreign currencies and investments. Although the Fund typically will invest up to 30% of its assets in foreign markets, the Fund reserves the right to invest in foreign markets without limitation. The Fund may gain exposure to Futures Interest Contracts by investing in the instrument directly or indirectly by investing in the Subsidiary (as described below) that invests in those instruments. The Fund, directly or indirectly through the Subsidiary, may also gain exposure to Futures Interest Contracts through investments in other investment companies, including exchange-traded funds or other mutual funds or by allocating assets to a multi-strategy single portfolio manager or commodity pools (each an “Underlying Pool”), including one or more Underlying Pools managed or operated by Chesapeake Capital Corporation (“Chesapeake”). Chesapeake, as manager of one or more Underlying Pools, allocates to commodity trading advisers (each a “CTA”) – via separately managed accounts - according to the CTA’s correlation to the Underlying Pool’s overall portfolio. Each Underlying Pool or instrument invests according to the manager’s trading strategy, and will generally trade a diversified portfolio of Futures Interest Contracts. The Fund may invest up to 100% of its assets in other investment companies.

Page 10-11 of the Prospectus:

Multi-Asset, Long/Short Global Macro Strategy: The Fund pursues its multi-asset, long/short global macro strategy (the “Global Macro Strategy”) by investing globally across a wide range of asset classes, including equities, fixed income, currencies and commodities, utilizing a portfolio of futures, forwards, options, spot contracts and swaps (collectively “Futures Interest Contracts”), including, but not limited to, global developed and emerging market equity index futures, swaps on equity index futures, equity swaps and options on equity indices, global developed and emerging market currency forwards, commodity futures and swaps, global developed fixed income futures, and bond and interest rate futures and swaps. As a part of the Marco Strategy, the Fund may

U.S. Securities and Exchange Commission

June 18, 2015

also invest in individual equity securities, specifically common stocks. The Global Macro Strategy has the flexibility to shift its allocation across these asset classes and markets around the world, based on their relative attractiveness. Furthermore, the Global Macro Strategy seeks to take advantage of market trends that are derived from various macroeconomic and non-macroeconomic factors.

The Fund may, directly or indirectly as described below, enter into both long and short positions in Futures Interest Contracts and long only positions in common stocks. The owner of a “long” position in an instrument will benefit from an increase in the price of the underlying security or instrument. The owner of a “short” position in an instrument will benefit from a decrease in the price of the underlying security or instrument. The Adviser will apply its trading strategies to a spectrum of markets, asset classes (including equities, bonds, currencies, commodities) and financial instruments (such as Futures Interest Contracts, other funds and cash). The investment decisions are based on market movement and market trends that result from various factors including changes in interest rates, inflation, economic cycles and political circumstances. Once a market trend has been identified, the Adviser will establish its positions. The Fund may invest in multiple countries and frequently has significant exposure to foreign currencies and investments. Although the Fund typically will invest up to 30% of its assets in foreign markets, the Fund reserves the right to invest in foreign markets without limitation.

The Fund, directly or indirectly through the Subsidiary, may also gain exposure to Futures Interest Contracts through investments in other investment companies, including exchange-traded funds or other mutual funds or by allocating assets to a multi-strategy single portfolio manager or commodity pools (each an “Underlying Pool”), including one or more Underlying Pools managed or operated by Chesapeake Capital Corporation (“Chesapeake”). Chesapeake, as manager of one or more Underlying Pools, allocates to commodity trading advisers (each a “CTA”) – via separately managed accounts - according to the CTA’s correlation to the Underlying Pool’s overall portfolio. Each Underlying Pool or instrument invests according to the manager’s trading strategy, and will generally trade a diversified portfolio of Futures Interest Contracts. The Fund may invest up to 100% of its assets in other investment companies. The holding periods for trades may vary and could last from a few days to over one year. Quantitative models driven mainly by volatility and correlation measurements are used in order to control investment biases (such as biases for larger contracts or higher margin contracts).

U.S. Securities and Exchange Commission

June 18, 2015

Comment #10

Please clarify whether “Futures Interests Contracts” references just bond and interest rates futures and swaps or the whole list of investments following the words “including, but not limited to” in the first sentence of the “Multi-Asset, Long/Short Global Macro Strategy” section.

Response #10

Please see the revised disclosure in response to Comment #9 above.

Comment #11

In the “Multi-Asset, Long/Short Global Macro Strategy” section, please consider whether it is necessary to introduce the term “futures related instruments” in light of the fact that “Futures Interest Contracts” define some of the same instruments.

Response #11

Please see the revised disclosure in response to Comment #9 above.

Comment #12

On page 5 of the Prospectus, it states that the Fund invests a portion of its assets, either directly or through underlying pools, in foreign investments. Please disclose the percentage limit on foreign investments. If there is no limit, please state that fact.

Response #12

The Fund’s adviser, Monte Capital Group, LLC (the “Adviser”), notes that opportunity and liquidity, not a set guideline determine amount of investment in foreign markets. The strategy typically invests approximately 14% of the Fund’s assets in foreign markets and, in certain favorable investment conditions, this amount may increase to 25% or 30% of the Fund’s assets, however, the strategy does not limit investment in foreign markets. Accordingly, the Fund reserves the right to invest in foreign markets without limit. Please see the revised disclosure in response to Comment #9 above.

Statutory Prospectus – Principal Investment Strategies

Comment #13

On page 10 of the Prospectus, for consistency, please put a header in the first bullet introducing “Multi-Asset, Long/Short Global Macro Strategy” section.

Response #13

U.S. Securities and Exchange Commission

June 18, 2015

We have made the requested change.

Comment #14

We note that the Fund expects to invest in swaps. Please confirm that the appropriate amount of assets will be segregated to satisfy the asset coverage requirements discussed in SEC Release IC-10666. Please note that the staff issued a concept release related to derivatives (See SEC Release IC-29776 (Aug. 31, 2011)) and be aware that the Commission or its staff could issue future guidance regarding leverage and the use of derivatives.

Response #14

The Registrant confirms that the Fund will comply with the asset coverage requirements addressed in SEC Release IC-10666. The Registrant is aware that the SEC may issue future guidance regarding leverage and the use of derivatives.

Comment #15

If the Fund will write credit default swaps (“CDS”), please confirm to the staff that the Fund will segregate the full notional value of such swap to cover the Fund’s obligations.

Response #15

In the event that the Fund purchases or writes CDS, the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.

Comment #16

With respect to the Fund’s Subsidiary:

a.	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with the Subsidiary.
b.	Please disclose that the investment adviser of the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to a fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the investment adviser and the Subsidiary is considered a material contract. Accordingly, please file the contract as an exhibit in Part C of Form N-1A. Additionally, if there is a separate contract with the Sub-Adviser, please file that contract as an exhibit in Part C of Form N-1A as well.

U.S. Securities and Exchange Commission

June 18, 2015

c.	Please disclose that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).
d.	Please disclose whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in the Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary. If no such Private Letter Ruling has been obtained, please disclose the basis on which the Fund has made such a determination.
e.	Please confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.
f.	Please confirm that the Subsidiary’s expenses will be included in the Fund’s fee table.
g.	The Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.
h.	Please confirm that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the SEC staff.
i.	Please clarify that when you discuss the Subsidiary you are including any subsidiaries of the CFC.

Response #16

Please see responses to each of your comments below:

The Funds’ current SAI discloses on page 26 that the Subsidiary will follow the Fund’s fundamental and non-fundamental investment restrictions with respect to its investments on a consolidated basis and that the Fund will look through the Subsidiary for purposes of compliance with diversification, leverage and concentration requirements and restrictions.

a.	The Adviser, as adviser of the Subsidiary, will comply with the provisions of the 1940 Act relating to investment advisory contracts. Accordingly, the second paragraph under the section “Investment Subsidiary” on page 20 of the Prospectus has been revised to read as follows:

As with the Fund, the Adviser is responsible for the Subsidiary’s day-to-day business pursuant to an investment advisory agreement with the Subsidiary. Under this agreement, the Adviser provides the Subsidiary with the same type of management services, under the same terms, as are

U.S. Securities and Exchange Commission

June 18, 2015

provided to the Fund. The Adviser, as adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts. The Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services with the same service providers that provide those services to the Fund..

Additionally, the advisory agreement with the Subsidiary will be filed as an exhibit to the Fund’s registration statement.

b.	The Registrant confirms that the Subsidiary complies with Section 17.
c.	The following disclosure is currently included on page 18 of the Prospectus:

Additionally, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code. Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”). The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly. The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M. The IRS, however, has suspended issuance of any further private letter rulings of this type pending a review of its position and the release of public guidance on the issue that can be relied upon by all taxpayers (as opposed to the “private” guidance previously issued to individual taxpayers in the aforementioned private letter rulings). Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds. However, the Fund believes that the prior private letter rulings evidence both a correct interpretation of the existing law and the current view of the IRS, consistently applied to a number of similarly situated mutual funds. Accordingly, the Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M. As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the

U.S. Securities and Exchange Commission

June 18, 2015

income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

d.	The Registrant confirms that the subsidiary’s financial statements will be consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.
e.	The Registrant confirms that the estimate expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table.
f.	The Registrant confirms that the Subsidiary and its Board have designated a agent for service of process in the U.S.
g.	The Subsidiary’s board of directors agrees that upon proper request, the Subsidiary’s books and records will be made available to the SEC staff for inspection.
h.	Registrant confirms that, to the extent that the Subsidiary has any majority-owned subsidiaries, such subsidiaries would be included in any discussions regarding the Subsidiary. Registrant, however, does not expect that the Subsidiary will have any such subsidiaries.

Shareholder Information – Share Price

Comment #17

Please revise the sentence of the first paragraph under “Share Price” to clarify that NAV may be determined earlier than 4:00 pm when the New York Stock Exchange closes early.

Response #17

The first sentence of the paragraph has been revised to read as follows:

The net asset value (“NAV”) and offering price (NAV plus any applicable sales charges) of each class of shares is calculated as of the close of regular trading (generally 4:00 p.m., Eastern time) on each day that the New York Stock Exchange (“NYSE”) is open for business.

Consolidated Financial Highlights

Comment #17

U.S. Securities and Exchange Commission

June 18, 2015

Please provide the name of the Fund’s auditor.

Response #17

The Fund’s auditor is Tait, Weller & Baker LLP.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #18

We note that on page 4 of the SAI that the Fund’s strategy includes short sales. Please confirm that the fee table in the Prospectus includes estimates of dividends paid on the Fund’s short sale transactions.

Response #18

While the Fund reserves the right to engage in short sale transactions directly, it does not currently expect to do so. Rather, the Fund expects to gain exposure to short sale transactions through its investments in Underlying Pools. Accordingly, Registrant currently estimates that there will be no dividends paid on short sale transactions to include in the Fund’s fee table.

Comment #19

Please reconcile this disclosure about the Fund engaging in short sales with the disclosure on page 7 of the Prospectus that the Fund will not engage in short sales but that the underlying pools in which it may invest may do so.

Response #19

While the Fund does not currently expect to engage in short sale transactions directly, it reserves the right to do so. Accordingly, the disclosure regarding “Short Position Risk” on page 7 and 17 of the Prospectus has been revised as follows:

Page 7 of the Prospectus:

Short Position Risk: While the Fund reserves the right to engage in short sale transactions directly, generally, exposure to most short positions will be through Underlying Pools. As a result, the Underlying Pools (and indirectly the Fund) will incur a loss as a result of a short position if the price of the short position instrument increases in value between the date of the short position sale and the date on which an offsetting position is purchased. Short positions may be considered speculative transactions and involve special risks, including greater reliance on the underlying portfolio manager’s ability to accurately anticipate the

U.S. Securities and Exchange Commission

June 18, 2015

future value of a security or instrument. The Underlying Pools’ losses are potentially unlimited in a short position transaction.

Page 17 of the Prospectus:

Short Position Risk: While the Fund reserves the right to engage in short sale transactions directly, generally, exposure to most short positions will be through Underlying Pools. Accordingly, the Fund’s long positions could decline in value at the same time that the value of the Underlying Pools short positions increase, thereby increasing the Fund’s overall potential for loss. The Underlying Pools’ short positions may result in a loss if the price of the short position instruments rise and it costs more to replace the short positions. In contrast to long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Underlying Pool’s short positions is unlimited; however, the Fund will be in compliance with Section 18(f) of the 1940 Act, to ensure that a Fund shareholder will not lose more than the amount invested in the Fund. Market factors may prevent the Underlying Pool from closing out a short position at the most desirable time or at a favorable price.

Comment #20

On page 5 of the SAI, the Registrant states that the Fund may invest up to 100% of its assets in shares of other RICs including money market funds, other mutual funds and ETFs. Please add this information to the principal investment strategies section of summary and statutory sections of the Prospectus.

Response #20

Although the Fund does not expect to do so except under limited or abnormal conditions, the Fund reserves the right to invest up to 100% of its assets in other registered investment companies, including money market mutual funds, other mutual funds and ETFs. Please see the revised disclosure in response to Comment #9 above:

Comment #21

On page 34 of the SAI, we note that the fee waiver is through March 31, 2015. Please update.

Response #21

We have updated the disclosure to reflect that the fee waiver is in effect through July 31, 2016.

Comment #22

On page 38 of the SAI, please update the auditor information.

U.S. Securities and Exchange Commission

June 18, 2015

Response #22

We confirm that the Fund’s auditor is Tait, Weller & Baker LLP and will include complete information in the 485(b).

***

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact us at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum